Exhibit 99.1

SCAILEX CORPORATION LTD.
3 Azrieli Center, Triangular Tower, 43rd Floor
67023 Tel Aviv, Israel

April 20, 2007

SUPPLEMENT TO PROXY STATEMENT FOR
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders of Scailex Corporation Ltd. (“Scailex”, “Company”, “we” or “our”):

        The following information, being mailed to shareholders on or about April 20, 2007, supplements and amends the Notice of Extraordinary General Meeting of Shareholders and accompanying Proxy Statement (the “Proxy Statement”) dated April 4, 2007, furnished to our shareholders in connection with the solicitation of proxies by our board of directors for use at an Extraordinary General Meeting of Shareholders (the “meeting”), to be held on Monday, April 30, 2007 at 2:00 p.m. (Israel time) at the offices of Israel Petrochemical Enterprises Ltd., Amot Mishpat House, 4th Floor, 8 Shaul Hamelech Boulevard, Tel Aviv, Israel, and at any adjournment thereof.

        The information contained in this Supplement should be read in conjunction with the Proxy Statement. There is no change in the time and place of the meeting, or the record date to determine shareholders entitled to notice of and to vote at the meeting, or in the wording of the resolutions being proposed at the meeting.

Change in Terms of Proposed Service Agreement with Globecom Investments Ltd.

        Item 1 of the agenda of the meeting is a proposal to approve a service agreement with Globecom Investments Ltd. (“Globecom”), relating to the services of Eran Schwartz, active Chairman of our board of directors. Our remunerations committee, audit committee and board of directors had approved, on March 20, 2007, the terms of the proposed service agreement (the “Service Agreement”) with Globecom relating to the services of Eran Schwartz, the main provisions of which were summarized in the Proxy Statement. On April 18, 2007, our remunerations committee and, on April 19, 2007, our audit committee and board of directors, respectively approved revised terms of the proposed Service Agreement.

        The purpose of this Supplement is to summarize the principal changes that were approved to the terms of the proposed Service Agreement. These are as follows:

—	The proposed Service Agreement will be effective from July 18, 2006 for a term of approximately eighteen months terminating on December 31, 2007 (and not remain in effect for an indefinite period, as previously stated).

—	The provisions in the proposed Service Agreement pursuant to which Globecom is entitled to an annual bonus, determined by our audit committee and board of directors according to certain defined parameters, in respect of the services of Mr. Schwartz, have been deleted. In the event of the Company subsequently deciding to pay a bonus to Globecom or Mr. Schwartz, such decision will be subject to all requisite approvals, which includes approval by the Company’s shareholders pursuant to the provisions of Israel’s Companies Law.

—	The provisions in the proposed Service Agreement requiring the Company to provide Mr. Schwartz with a motor vehicle, pay the cost of a telephone and a fax at his home, and to provide him with a mobile telephone, have also been deleted.

—	All other provisions of the proposed Service Agreement remain unchanged from those summarized in the Proxy Statement

        A further form of proxy for use at the meeting and a return envelope are enclosed, should any shareholder who has already provided the Company with a duly executed proxy, wish to change his or her vote. Shareholders may revoke the authority of their duly executed proxies at any time, prior to the commencement of the meeting. This can be done either by sending a written notice of revocation, or a duly executed proxy bearing a later date, to the Company, or by attending the meeting and voting in person. Duly executed proxies must be provided to the Company at least twenty-four (24) hours prior to the meeting. Shares represented by a duly executed proxy will be voted as indicated in the form of proxy, unless no preference is noted, in which case they will be voted in favor of the resolutions on the agenda.

        The board of directors recommends a vote FOR approval of both resolutions set forth in the Proxy Statement.

By order of the Board of Directors,
YAHEL SHACHAR Chief Executive Officer

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